Mail Stop 4561

April 10, 2009

Mr. Robert R. McCoy
Vice President and Secretary-Treasurer
Pittsburgh & West Virginia Railroad
#2 Port Amherst Drive
Charleston, WV 25306

      Re: **Pittsburgh & West Virginia Railroad**
            Form 10-K for the Year Ended December 31, 2007
            Forms 10-Q for the quarters ended March 31, June 30, and
            September 30, 2008
            Schedule 14A Filed March 31, 2008
            File No. 1-05447

Dear Mr. McCoy:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kristi Marrone
Staff Accountant